FORM OF

                               CONESTOGA FUNDS

                         Rule 12b-1 Distribution Plan


            This Rule 12b-1 Distribution Plan (the "Plan") pertains to each series as listed in Schedule I, and as amended from time to time (individually, a "Fund," and collectively, the "Funds") of Conestoga Funds, a Delaware business trust (the "Trust") and an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and is adopted pursuant to Section 12(b) of the 1940 Act and Rule 12b-1 thereunder ("Rule 12b-1").

            1. Principal Underwriter. InCap Securities, Inc. (the "Distributor") acts as the principal underwriter of the Funds' shares pursuant to a Distribution Agreement with the Trust. Conestoga Capital Advisors, LLC (the "Investment Adviser"), acts as the Funds' investment adviser pursuant to an Investment Advisory Agreement with the Trust.

            2.    Distribution Payments.

            (a) Each Fund may make payments periodically (i) to the Distributor or to any broker-dealer who has entered into a selected dealer agreement with the Distributor, (ii) to other persons or organizations ("Distribution Agents") who have entered into agreements with the Trust on behalf of a Fund for the distribution of the Fund's shares, or (iii) to the Distributor, a Broker, the Investment Adviser, a Distribution Agent, or any other person for expenses associated with distribution of the Fund's shares.

            (b) The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Trust and the Investment Adviser, subject to approval by the Board of Trustees of the Trust (the "Board").

            (c) The aggregate amount of all payments by a Fund in any fiscal year pursuant to paragraphs (a) and (b) of this
                  Section 2 shall not exceed 0.25% of the average daily net asset value of the shares of a Fund on an annual basis for such fiscal year, or such lesser amounts as determined appropriate. If the Plan is terminated in accordance with its terms with respect to a Fund, the obligations of the Fund to make payments pursuant to the Plan will cease and the Fund will not be required to make any payments past the date the Plan terminates.

            3. Indirect Expenses. While each Fund is authorized to make payments under the Plan for the purposes described above, it is expressly recognized that each Fund currently pays, and will continue to pay, an investment advisory fee to the Investment Adviser and that the Investment Adviser may make payments out of its own resources for distribution related services similar to those anticipated above. To the extent that any payments made by any Fund to the Investment Adviser, including payment of fees under the Investment Advisory


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Agreement, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the context of Rule 12b-1, then such payments shall be deemed to be authorized by this Plan.

            4. Reports. Quarterly, in each year that the Plan remains in effect, the Treasurer of the Trust, or his designee, shall prepare and furnish to the Board a written report, complying with the requirements of Rule 12b-l, setting forth the amounts expended by each Fund under the Plan and the purposes for which such expenditures were made.

            5. Approval by Trustees. Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Trustees of the Trust and (b) those Trustees who are not "interested persons" (as this term is defined in Section 2(a)(19) of the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

            6. Term. The Plan shall remain in effect for one year from the date of its adoption and may be continued thereafter so long as the Plan is approved at least annually by a vote of a majority of the members of the Board, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

            7. Amendments. The Plan may not be amended with respect to any Fund in order to increase materially the amount of the fee described in Section 1(c) without the approval of a majority of the outstanding voting securities of such Fund. All material amendments to the Plan must be approved by a vote of the Board, and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting thereon.

            8. Termination. The Plan may be terminated as to any Fund at any time by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding voting securities of that Fund. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 8 with respect to any other Fund.

            9. Agreements. Any agreement with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by a vote of a majority of the Qualified Trustees or by a vote of a majority of the outstanding voting securities of the applicable Fund, on not more than sixty days' notice to any other party to the agreement, and (b) that such agreement shall terminate automatically in the event of its assignment.

            10. Nomination of Certain Trustees. While the Plan is in effect, the selection and nomination of the Trust's Trustees who are not interested persons of the Trust shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

            11. Selection of Counsel for Certain Trustees. While the Plan is in effect, any person who acts as legal counsel for the Trust's Trustees who are not interested persons of the Trust shall be an independent legal counsel.


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            12.   Miscellaneous.

            (a) Any termination or noncontinuance of (i) a Selected Dealer Agreement between the Distributor and a particular Broker, or (ii) any other agreement between the Investment Adviser or the Trust on behalf of a Fund and a particular person or organization, shall have no effect on any similar agreements between Brokers or other persons and the Fund, the Investment Adviser or the Distributor pursuant to the Plan.

            (b) Neither the Distributor, the Investment Adviser, nor a Fund shall be under any obligation because of this Plan to execute any Selected Dealer Agreement with any Broker or any other agreement with any person or organization.



Adopted:    July 17, 2002



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                                  SCHEDULE I
                                      TO
                               CONESTOGA FUNDS
                         Rule 12b-1 Distribution Plan


            This Distribution Plan shall be adopted with respect to the shares of the following series of Conestoga Funds:



Conestoga Small Cap Fund





Adopted:  July 17, 2002